SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

The Arena Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,412,367 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,412,367 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,412,367 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 21,784,844 shares of common stock, par value $0.01 (the “Common Stock”), of The Arena Group Holdings, Inc. (the “Issuer”) outstanding following a registered direct offering on March 31, 2023.

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the shares of the Issuer’s Series H Convertible Preferred Stock, par value $0.01 per share (the “Series H Preferred Stock”) held by B. Riley Principal Investments, LLC (“BRPI”) and BRF Investments, LLC (“BRFI”), as applicable, which cannot be acquired by the Reporting Persons within 60 days due to a 4.99% beneficial ownership limitation applicable to the Series H Preferred Stock and the Warrants that prevents the Reporting Persons from converting the shares of Series H Preferred Stock beneficially owned by them as of the date hereof (the “Beneficial Ownership Limitation”). See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

(3)	Includes 14,162 shares of Common Stock held by BRPI.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,964,673
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,964,673

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,964,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on 21,784,844 shares of Common Stock of the Issuer outstanding following a registered direct offering on March 31, 2023.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,433,532 (1)(2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,433,532 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,433,532 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 21,784,844 shares of Common Stock of the Issuer outstanding following a registered direct offering on March 31, 2023.

(1)	Excludes 119,874 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

CUSIP No. 040044109

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,536,720
	8	SHARED VOTING POWER
5,412,367 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER
1,536,720
	10	SHARED DISPOSITIVE POWER
5,412,367 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,949,087 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 21,784,844 shares of Common Stock of the Issuer outstanding following a registered direct offering on March 31, 2023.

(1)	Excludes 134,329 shares of Common Stock issuable upon conversion of the Series H Preferred Stock held by BRPI and BRFI, as applicable, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation. See Item 6 of this Schedule 13D (as defined below).

(2)	Excludes 28,410 shares of Common Stock issuable upon exercise of the Warrants held by BRFI. See Item 6 of this Schedule 13D.

(3)	Includes 14,162 shares of Common Stock held by BRPI.

This Amendment No. 8 (this “Amendment No. 8”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on November 27, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2021, and by Amendment No. 2 to Schedule 13D, filed with the SEC on October 13, 2021, and by Amendment No. 3 to Schedule 13D, filed with the SEC on October 29, 2021, by Amendment No. 4 to Schedule 13D, filed with the SEC on February 15, 2022, by Amendment No. 5 to Schedule 13D, filed with the SEC on February 22, 2022, by Amendment No. 6 to Schedule 13D, filed with the SEC on July 18, 2022, and by Amendment No. 7 to Schedule 13D, filed with the SEC on December 30, 2022 (as amended, the “Schedule 13D”). Except as amended in this Amendment No. 8, the Schedule 13D remains in full force and effect. Terms defined in the Schedule 13D are used in this Amendment No. 8 as so defined, unless otherwise defined in this Amendment No. 8.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date of hereof, (i) BRS beneficially owns directly 1,964,673 shares of Common Stock, representing 9.0% of the issued and outstanding Common Stock; (ii) BRFI beneficially owns directly 3,433,532 shares of Common Stock, representing 15.8% of the issued and outstanding Common Stock; and (iii) BRPI beneficially owns directly 14,162 shares of Common Stock, representing less than 0.1% of the issued and outstanding Common Stock. The calculations of the ownership percentages reported herein are based on a total of 21,784,844 shares of Common Stock of the Issuer outstanding following a registered direct offering on March 31, 2023. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock underlying the shares of Series H Preferred Stock and the Warrants directly held by BRFI, which cannot be acquired by the Reporting Persons within 60 days due to the Beneficial Ownership Limitation.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRS.

3.	BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by BRFI.

4.	Bryant R. Riley may be deemed to indirectly beneficially own 6,949,087 shares of Common Stock representing 31.9% of the Issuer’s Common Stock, of which (i) 1,378,715 shares are held jointly with his wife, Carleen Riley, (ii) 62,500 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (iii) 23,232 shares are held as sole custodian for the benefit of Abigail Riley, (iv) 25,809 shares are held as sole custodian for the benefit of Charlie Riley, (v) 23,232 shares are held as sole custodian for the benefit of Eloise Riley, and (vi) 23,232 shares are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 5,412,367 shares of Common Stock, representing 24.8% of the Issuer’s Common Stock outstanding held directly by BRS, BRFI and BRPI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS, BRFI, and BRPI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons (subject to the Beneficial Ownership Limitation, to the extent applicable). The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

(c)	Except for the information set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 31, 2023, B. Riley Securities, Inc. and Bryant Riley entered into common stock purchase agreements (attached herewith as Exhibit 5) with the Issuer with respect to the shares of common stock identified in Annex I as part of a registered direct offering of common stock by the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents is filed as an exhibit:

5*	Common Stock Purchase Agreement between the Issuer & B. Riley Securities, Inc. and Bryant Riley dated March 31, 2023

*	Attached herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

B. RILEY FINANCIAL, INC.

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

	By:	/s/ Andrew Moore
	Name:	Andrew Moore
	Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

	By:	/s/ Phillip Ahn
	Name:	Phillip Ahn
	Title:	Authorized Signatory

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (see 18 U.S.C. 1001)

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 37,500 shares of Common Stock. The aggregate purchase price of the 37,500 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $309,375. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert D’Agostino directly owned 62,500 shares of Common Stock. The aggregate purchase price of the 62,500 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $515,625. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

ANNEX I

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
3/31/2023	Purchase	805,412	$3.88	B. Riley Securities, Inc.
3/31/2023	Purchase	203,609	$3.88	Bryant R. Riley